AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

06016343

SEC#~~82-5258~~

SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2006
WASH, D.C. 213 SECTION

17 August 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 10 August 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

dlw 8/28

Company Announcement

10 August 2006

US patent granted for ThromboView technology

Agenix has been granted a US patent covering its ThromboView® technology by the US Patent and Trademarks Office.

Other patent applications emanating from the Patent Cooperation Treaty application are under examination in other jurisdictions. The patent also recently issued in Singapore.

"The granting of this patent strengthens our position to support commercialization of the hu3B6 D-dimer antibody in a variety of product formats, the first of which is ThromboView®" said CEO and Managing Director, Mr. Neil Leggett.

The patent offers broad coverage for the use of the humanized D-dimer antibody or antibody fragment with a range of imaging payload agents such as radiopharmaceuticals for functional imaging or more traditional contrast agents associated with other imaging modalities.

The clot-targeting capabilities of hu3B6 are currently being exploited in the ThromboView® product format which utilizes technetium-99m, a common radioisotope used in nuclear medicine, to image blood clots in both the deep veins of the legs and the pulmonary vasculature.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6313

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus of growing a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.

www.agenix.com